FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          01 April 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding mmO2 - Strengthens Board sent to the London Stock Exchange on 01 April 2003.





press release

PR0313

                             mmO2 STRENGTHENS BOARD

Released:  01 April 2003

mmO2 plc today announces a further strengthening of its Board timed to coincide with the end of the Company's financial year and ahead of the expiry of the Chairman's current service contract as laid out in mmO2's demerger documentation.

With immediate effect, a further independent Non-Executive Director and three new Executive Directors and have been appointed to the Board.

David Arculus joins mmO2 as a Non-Executive Director. He is currently Chairman of Severn Trent Plc and the Better Regulation Task Force. In addition, he holds non-executive directorships at Barclays Plc and Earls Court and Olympia Ltd. Mr Arculus has spent most of his career in the media industry including 8 years as Group Managing Director of EMAP Plc before taking on the chairmanship of IPC Media Group. He brings to the Board valuable experience as a FTSE director and considerable knowledge of the media sector.

Dave McGlade, CEO of O2 UK, and Rudi Groger, CEO of O2 Germany - both of whom have driven significant improvements in the performance of their operations over the past 16 months - become Executive Directors of the Company, as does Kent Thexton who, as Chief Marketing and Data Officer, has overseen the highly successful brand launch and the continued growth in the group's data products and services. All three remain members of the Executive Committee of the Board, chaired by Peter Erskine, Chief Executive Officer mmo2 plc.

It was announced in the Company's Listing Particulars at the time of the demerger from BT that the Chairman's service contract would be reduced to an average of between two and three days per week as from the 18 June. mmO2 is now implementing this revision to the Chairman's terms of service and, having successfully led the Company through demerger in difficult market conditions, David Varney has agreed to serve as part-time Chairman.

Following these changes, the Board comprises 13 members - seven Non-Executive Directors, five full-time Executive Directors and a part-time Chairman. Andrew Sukawaty continues as Deputy Chairman and senior independent Director.

David Varney, Chairman, mmO2 plc, commented: "I am delighted to announce these latest appointments which will further contribute to the Board's overall effectiveness. We continue to have a well-balanced Board of Directors with considerable strength and expertise, positioning us well for the next phase of mmO2's growth".

The changes take into account a number of factors including the implementation by the SEC of new rules following the passing of the Sarbanes Oxley Act in the US and the recommendations of the recent Higgs and Smith Reports. Following the strengthening of the Board, mmO2 will undertake a review of the composition of its Board Committees.

The Higgs Report made clear recommendations as to the most appropriate fee structure for Non-Executive Directors. The Company will be revising the remuneration of its Non-Executives to reflect these recommendations, details of which will be disclosed as normal in the Annual Report & Accounts.



                                     -ends-


mmO2 Board Members
David Varney, Chairman
Andrew Sukawaty, Deputy Chairman
Peter Erskine, Chief Executive Officer, mmO2
David Finch, Chief Financial Officer, mmO2
David Arculus, Non-Executive
David Chance, Non-Executive
Stephen Hodge, Non-Executive
Neelie Kroes, Non-Executive
Ian Meakins, Non-Executive
Paul Myners, Non-Executive
Rudi Groger, CEO, O2 Germany
Dave McGlade, CEO, O2 UK
Kent Thexton, Chief Marketing and Data Officer, mmO2

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 19.1 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 17.7% of total service revenues in the quarter ending 31 December 2002.

mmO2 Contacts:
Richard Poston
Director Corporate Communications
mmO2  plc
richard.poston@o2.com
t: +44 (0)1753 628039

David Nicholas                                     Simon Gordon
Head of Media Relations                               Press Relations Manager
mmO2 plc                                              mmO2 plc
david.nicholas@o2.com                                 simon.gordon@o2.com
t: +44 (0) 771 575 9176                               t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 April 2003                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary